February 8, 2006

Via Facsimile
Matthew Maulbeck
Staff Accountant
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

                  Cyberads, Inc.
                  Item 4.01 Form 8K
                  Filed January 6, 2006
                  File No. 333-62690

Dear Mr. Maulbeck:

         This letter is in response to your letter of January 10, 2006 to the registrant regarding the referenced 8K report.

         We have enclosed an amended 8K report, marked to show the changes made, which we believe are in response to your comments. We have advised the registrant's former accountants to send an original of their letter which is attached as Exhibit 16.1 to the 8K report.

         The registrant acknowledges that:

         o the registrant is responsible for the adequacy and accuracy of the disclosures in the filings;
         o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

Matthew Maulbeck
Staff Accountant
United States Securities & Exchange Commission
February 8, 2006
Page 2


         o the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you require any further information, please advise.

                                                Very truly yours,

                                                /s/ ROBERT C. LASKOWSKI

                                                Robert C. Laskowski

/rcl
enclosure